Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 6 DATED APRIL 22, 2015

TO THE PROSPECTUS DATED JULY 1, 2014

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated July 1, 2014, as supplemented by Supplement No. 1 dated September 4, 2014, Supplement No. 2 dated October 24, 2014, Supplement No. 3 dated November 6, 2014, Supplement No. 4 dated November 10, 2014 and Supplement No. 5 dated February 6, 2015.

Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company; and

2)	The acquisition of two power generation facilities in Gainesville, Florida (“Gainesville Solar”) to be included in the East to West Solar Portfolio.

 Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of April 15, 2015, we had accepted investors’ subscriptions for and issued approximately 2,045,347 shares in the offering, resulting in our receipt of gross proceeds of approximately $20,022,000.

Acquisition of Gainesville Solar

On April 13, 2015 and April 16, 2015, respectively, the company acquired two additional operating solar PV systems each approximately 1.0 MW and together comprising a total of 2.05 MW located in Gainesville, Florida. These facilities were previously owned and operated by Hanergy Holding Group and Hanergy Thin Film Power Group, global leaders in solar panel manufacturing and development. The amount of power that is expected to be produced by these two facilities is approximately 3,246,000 kWh in 2015.

Details of these two ground mounted solar facilities are as follows:

1.	MLH2 - The MLH2 System has a generation capacity of 1,000 kW. The system is located in Gainesville, Florida, on land now owned by the company, and sells power to the Gainesville Regional Utility (GRU), which is rated Aa2 by Moody’s, under a 20-year fixed rate PPA at a price of $0.19/kWh. The System was placed in service on September 27, 2012.

2.	MLH3 – The MLH3 System has a generation capacity of 1,050 kW. The system is located in Gainesville, Florida and sells power to the GRU, which is rated Aa2 by Moody’s, under a 20-year fixed rate PPA at a price of $0.15/kWh. The System was placed in service on November 22, 2013.

The purchase of these facilities was funded through an equity investment by the company of $4,150,000. In total, these two systems are expected to produce enough electricity to power approximately 336 homes for one year of typical use.

The initial yield on Gainesville Solar is expected to be approximately 10.0%.

With the completion of this acquisition, the company now owns and operates approximately 13 MW of operating solar power facilities throughout the United States and Canada.